

June 6, 2013

Via E-Mail

Daniel Wolf, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

>   **Re: Websense, Inc.**
>   **Schedule TO-T filed May 15, 2012, amended on May 29, 2013, June 3,**
>   **2013 and June 5, 2013**
>   **Filed by Tomahawk Merger Sub, Inc., Tomahawk Acquisition LLC,**
>   **and Vista Equity Partners Fund IV, L.P.**
>   **SEC File No. 005-58931**

Dear Mr. Wolf:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Introduction, page 10

1.   Please revise the penultimate paragraph on page 11 to address the apparent inconsistency about the percent of shares that must be tendered to satisfy the Minimum Tender Condition. You appear to refer to this amount as both 75% and 77%.

Certain Information Concerning the Company, page 23

2.   Please revise the last paragraph of this section to remove the implication that the filing persons may disclaim responsibility for their own disclosure.

Source and Amount of Funds, page 16

3.   We note that final documentation relating to the Debt Financing has not been prepared and that the final terms of the financing have not been agreed upon (i.e., interest rate). Please confirm supplementally that you will provide this information in a future amendment to your Schedule TO when it becomes available.

Certain Conditions of the Offer, page 55

4.   We note that your offer is subject to a financing condition defined as the Financing Proceeds Condition. We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987). Please apply this comment also to the Equity Financing, which is subject to the satisfaction or waiver of the Debt Financing.

5.   We note your disclosure on page 4 that you do not believe your financial condition is relevant to a security holder's decision to tender. We note, however, that you have included a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

6.   Please tell us supplementally, with a view towards revised and updated disclosure, whether the Marketing Period has commenced.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions